EMAIL: SFELDMAN@olshanlaw.com

DIRECT DIAL: 212.451.2234

October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alex King, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	Blink Charging Co.
Registration Statement on Form S-3
File No. 333-275123

Ladies and Gentlemen:

On behalf of Blink Charging Co. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Thursday, November 2, 2023, or as soon thereafter as practicable.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Brendan S. Jones
Mr. Michael P. Rama

Blink Charging Co.

605 Lincoln Road, 5th Floor

Miami Beach, Florida 33139

October 31, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alex King, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	Blink Charging Co.
Registration Statement on Form S-3 (No. 333-275123)

Ladies and Gentlemen:

Blink Charging Co. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Thursday, November 2, 2023, or as soon thereafter as practicable.

Very truly yours,

BLINK CHARGING CO.

By:	/s/ Brendan S. Jones
Brendan S. Jones
President and Chief Executive Officer